Exhibit 99.1

Dragon Victory International Limited Receives Nasdaq Staff Deficiency Letter

HANGZHOU, China, July 18, 2019 -- Dragon Victory International Limited (Nasdaq: LYL) (the “Company”), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, announced today that on July 16, 2019, it received a Nasdaq staff deficiency letter (the “Nasdaq Letter”) notifying the Company that it was no longer in compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2).

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days prior to the date of the Nasdaq Letter, the Company no longer meets the minimum bid price requirement. The Nasdaq Letter has no immediate effect on the listing or trading of the Company’s ordinary shares on the Nasdaq Capital Market and, at this time, the ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “LYL.”

The Nasdaq Letter provides that the Company has 180 calendar days, or until January 13, 2020, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. If the Company does not regain compliance by January 13, 2020, an additional 180 days may be granted to regain compliance, if the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement and notifies Nasdaq in writing of its intention to cure the deficiency during the second compliance period, by effecting a reverse share split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, Nasdaq will notify the Company that its ordinary shares will be subject to delisting, at which point the Company will have an opportunity to appeal the delisting determination to a Hearings Panel.

The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn. 5etou is designed to enable small- and medium-sized companies, start-ups, and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at http://ir.dvintinc.com/.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans, and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Fred Gu

Dragon Victory International Limited

Email: gxh@dvintinc.com